SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

THROUGH JULY 29, 2005

(Commission File No. 1-14477)

BRASIL TELECOM PARTICIPAÇÕES S.A.
(Exact name of registrant as specified in its charter)

BRAZIL TELECOM HOLDING COMPANY
(Translation of Registrant's name into English)

SIA Sul, Área de Serviços Públicos, Lote D, Bloco B
Brasília, D.F., 71.215-000
Federative Republic of Brazil
(Address of Regristrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)__.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)__.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Investor Relations
(+55 61) 415-1140
ri@brasiltelecom.com.br
www.brasiltelecom.com.br/ir/

Media Relations
(+55 61) 415-1378
cesarb@brasiltelecom.com.br

Free Translation

 BRASIL TELECOM PARTICIPAÇÕES S.A.
Corporate Tax Payer Registration 02.570.688/0001 -70
Board of Trade 53 3 0000581 - 8
Publicly Held Company

MATERIAL FACT

In compliance with Official Letter/CVM/SEP/GEA-2/N°362/05, Brasil Telecom Participações S.A. (“BTP” or “Company”) hereby transcribes the entire decision issued by the Honorable Acting-President of the Superior Court of Justice on July 28th, 2005, in the proceedings of the Jurisdiction Conflict n°. 51.650 (Case no. 2005/0108539-4), as follows:

“1. Through petition n.º 100.578, the petitioner, INVESTIDORES INSTITUCIONAIS FUNDO DE INVESTIMENTO EM AÇ;ÕES - FIA, informs that in the present dispute, brought with the purpose of determining the competence of the Court of the 4th Federal Division of the Judicial Section of the Distrito Federal, the preliminary injunction was granted, the competence of the court mentioned being determined temporarily as follows:

"Thus, understanding that the requirements that authorize the measure have been complied with, I partially grant the preliminary injunction, ad referendum of the Reporting Judge, to temporarily determine the competence of the 4th Federal Division of the Judicial Section of Brasília to appreciate the urgent measures relative to the lawsuits mentioned, as well as to appreciate any other suits that may be brought having the same purpose, i.e.: to attack directly or indirectly, at any title, the validity and effectiveness of the corporate acts necessary for the replacement of the administrators appointed by Opportunity in the Brasil Telecom controlling chain."

It affirms that part of the strategy of the Opportunity Group, as stated in the initial petition itself, is to bring actions by third parties, including popular actions, to disturb the process of replacement of the administrators appointed by Opportunity in the companies in the controlling chain of Brasil Telecom. Thus, the popular action was proposed before the 2nd Federal Division of the

Judiciary Section of Florianópolis/SC (case n.º 2005.72.00.007938 -1), with the purpose of "canceling" the Brasil Telecom Participações meeting, held on 7.27.2005, to replace the administrators appointed by the Opportunity Group, that, however, was held since the parties were not officially informed.

It maintains that the decision issued by the Court appointed is contrary to the injunction granted by this Court, which established the exclusive competence of the 4th Federal Court of Brasilia to settle all disputes. It adds that the Honorable Judge of the Federal Court of Florianópolis was probably induced to error, in view of the fact that there is no information on whether he had been informed of the existence of the present conflict and of the granting of the preliminary injunction.

It still alleges that it became aware that another popular suit was brought before the 1st Federal Court of Maringá/PR, where the injunction requested was overruled, and adds:

"Such multiplication of requests evidences the well-fundamented fear over which the litigation was based: the implementation by Opportunity and by third parties (linked or not to it) of a true judiciary chaos, with consequences over the administrative spheres where the resolutions of the meeting must be implemented, from a practical point of view, and before other shareholders.”

Finally, it requests: a) the annulment of the decision issued by the 2nd Federal Court of Florianópolis and the suspension of the respective lawsuit (n.º 2005.72.00.007938 -1); b) that the suspension of lawsuit n.º 2005.70.03.004530 -7 of the 1st Federal Court of Maringá/PR be decreed; c) that an official letter be sent to the Agência Nacional de Comunicações (ANATEL)[Brazilian Telecommunications Regulatory Agency], the Commercial Registry and the Comissão de Valores Mobiliários (CVM)[Brazilian Securities and Exchange Commission] to inform that, because of the annulment now decreed, the decision issued by the 2nd Federal Court of Florianópolis/SC does not constitute an obstacle for the implementation of the necessary registration actions so that the resolutions adopted at the Brasil Telecom Participações S/A Meeting, held on 7.27.2005, become effective ..

2. As a matter of fact, it can be understood from the action brought before the Federal Courts of Florianópolis that it may affect the issue of the replacement of the share and administrative control of Brasil Telecom. Thus, in order to make effective and efficient the compliance with the injunction granted by the Presidency of this Court, which purpose was to avoid conflicting decisions, it is mandatory that the actions pending are suspended, until the final judgment of the conflict.

Nevertheless, it is not possible to grant the request to annul the decision mentioned, for such measure, if it is the case, must be requested from and decided by the judge finally declared competent.

3. In view of what has been described above, I partially grant the requests to suspend lawsuits n.º 2005.72.00.007938 -1 and 2005.70.03.004530 -7, as well as the effects of the decision issued by the 2nd Federal Division of the Judiciary Section of Florianópolis/SC, until further deliberation. Copies of the brief and of the preliminary injunction issued by the President Judge should be sent to request information.

As for sending the official letters, I understand it prudent to wait for information to be given by the judges in conflict.

Publish and serve the parties.

Brasília, July 28, 2005.

MINISTER SÁLVIO DE FIGUEIREDO TEIXEIRA
Vice-President, Acting President.”

Additionally, still in compliance with Official Letter/CVM/SEP/GEA-2/N°362/05, the Company hereby clarifies that (i) such decision did not state the legitimacy or the illegitimacy of the Extraordinary General Meeting of 07.27.05; (ii) determined that the lawsuit pending in the 2nd Federal Division of the Judiciary Section of Florianópolis/SC be suspended.

BTP informs, moreover, that the judicial decision mentioned, transcribed above, also determined that “the granting of the request for abrogation of the decision mentioned is not possible, for such an action, if it is the case, must be requested from and decided by the judge finally declared competent.”

As a consequence, the Company reaffirms its understanding that the Extraordinary General Meeting in question was not held because of the facts and reasons described in the Material Fact published in the July 28, 2005 edition of the newspapers “Valor Econômico” and “Correio Braziliense” and in the Notary Certificate issued by the 5th Notary Public Office of the Distrito Federal, published in the July 29, 2005 edition of the newspapers “Valor Econômico” and “Correio Braziliense”.

Brasília, July 29th, 2005

Humberto José Rocha Braz
Chief Executive Officer
Brasil Telecom Participações S.A

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: July 29, 2005

BRASIL TELECOM PARTICIPAÇÕES S.A.

By:	/S/ Humberto José Rocha Braz
Name: Humberto José Rocha Braz Title: Chief Executive Officer